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                                                 Filed by First Data Corporation

                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No: 001-31527
                                              Subject Company: Concord EFS, Inc.

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc., and First Data Corporation and Concord EFS, Inc. will be filing with the Securities and Exchange Commission a definitive joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

First Data Corporation and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data Corporation in connection with the merger. Information about the directors and executive officers of First Data Corporation and their ownership of First Data Corporation stock is set forth in the proxy statement for First Data Corporation's 2003 annual meeting of stockholders.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL OF FIRST DATA CORPORATION HELD ON THURSDAY, JUNE 12, 2003:

     David Banks: Good afternoon, everyone and welcome. I'm David Banks, Senior vice president of Investor Relations for First Data. We're glad to see that many of you were able join us here in London for our Second Annual International Investor Day. This is about twice the attendance we had last year. If we can equate those growth rates to growth rates of First Data, we'll be in good shape.

          With me today are Charlie Fote, our Chairman and CEO, Pam Patsley, President of First Data International, and Bill Thomas, President of Western Union, International.

          At lunch, you may have met some of our other Executive Committee Members, as well as people who help manage our international businesses. Charlie and Pam will introduce some of them, momentarily. These individuals will be available for a few minutes of informal Q-and-A, at the conclusion of this presentation. We'll also have several members of our management team at dinner, tonight, for those of you who are joining us, there.

          Please note in the information you were provided with that our dinner venue has changed. We're now dining at the Bluebird Restaurant. I understand that that's between 20 and 30 minutes from here. We'll start cocktails at 6.30 and we'll have dinner immediately following. I want to add one quick reminder, here. We will release our 2nd quarter earnings on July 17th. I'd mentioned that, at one point, but I still have been getting some questions on that. It's July 17th.

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          Today's call is being recorded. Our presentation is available on our website, at www.FIRSTDATA.COM. A replay will be available beginning at 8 AM Eastern Time tomorrow. We'll file a transcript of the call with the SEC.

          All statements made by First Data officers on this call are the property of First Data, and subject to copyright protection. Recording replay or distribution of any transcription of this call is prohibited, without the express written consent of First Data.

          I want to remind you that our comments include forward-looking statements. I ask that you refer to the cautionary information in our 2002 10K. Or find a complete copy at the back of today's presentation deck.

          This communication is not a solicitation or proxy from any security holder of First Data or Concord EFS. The companies will be filing a joint proxy with the SEC to be mailed to security holders. You'll see a complete version of the non-solicitation language in today's presentation deck.

          Now let me walk you through the agenda for the day. Since a sizeable portion of the audience here is just getting acquainted with the First Data Story, Charlie asked that I spend a few moments providing a quick, basic overview of First Data and our primary businesses. For you First Data veterans, I'll try to move quickly.

          Charlie will spend a few minutes briefly introducing the team, and providing a business update. Bill Thomas will spend about 10 minutes highlighting just a few things about how our Western Union International business is performing, and illustrating how our Western Union team around the world is working in tandem with First Data International, to pursue joint opportunities.

          Pam Patsley will then build on this discussion, and provide a broad update on the First Data International business she's been leading for a little more than a year, now. Then we'll open it up to questions. Joining us at that time will be Christina Gold, President of Western Union, and Scott Betts, President of our Merchant Services unit. Scott is also leading the integration efforts for our pending Concord merger. We've allotted about two-to-two and a half hours for today's presentation and Q-and-A. We should finish sometime between 3 and 3.30, local time. By that time, hopefully our friends in the US who were unable to join us in person today will be working on their second cup of coffee.

          To the business. In simple terms, First Data provides millions of access points around the world to enable the movement of money. From consumers to other consumers, from consumers to businesses, from businesses to governments. For transactions that occur in real-time on a prepaid basis, through online and offline mechanisms, or with a built-in float period. We are absolutely positioned for future growth. For those of you who are familiar with us, you've seen this chart a lot. It speaks to the strong runway ahead of us. This "secular trend" is an event that is forever changing the payments landscape around the world. Today, about 32% of all payment transactions in the US at the point-of-sale are electronic. Our share of that 32% last year equated to 10.2 billion merchant transactions. By the year 2010, some estimates call for that 32% electronic share to grow to better than 50%. In the US, expect more of that growth to occur in the stored value and debit card processing markets. Recent industry events may well accelerate this

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          activity. This increased point-of-sale electronic usage bodes well for
          First Data. Some 70% of the revenues in our Merchant Services segment results from the mere occurrence of electronic transactions, regardless of the dollar volume related to those transactions.

          Another significant trend impacting our business is worldwide migration. As Christina Gold shared with you last month, the International Monetary Fund sized the worldwide remittance market at $138 billion. Based on the face value of the consumer-to-consumer money transfers we moved through Western Union International and Mexico last year, we think about 88% of that $138 billion is still available to us in the future. This remittance market continues to be driven largely by the need for people to find prosperity outside of their native country, and then use that prosperity to meet the basic needs of their families back home. The UN reports 175 million people live outside their country-of-origin. That's around 3% of our world population. These two underlying trends, the movement away from cash and checks to electronic forms of payment, and worldwide migration, drive our business.

          Now let me break that growth down into the business segment. We recognize four of them, which are illustrated here. Payment Services, Merchant Services, Card Issuing Services (also known as Outsourcing Services) and Emerging Payments--our eONE Global Business. This chart breaks down the relative revenue contribution of each of those businesses.

          Now, let me go through them separately. Payment Services is the largest, generating revenues of $3.2 billion, last year; about 40% of our total revenue base. That revenue base grew by 18%, and has been growing at an annual average of 18% from 1999 to 2002. We moved nearly $700 billion in money transfers, official checks, money orders and other payment instruments in 2002. This segment accounts for about half of First Data's profits. Margins have stayed consistently in the low 30s. This segment is driven largely by the ongoing success of one of the world's most-recognized consumer brands--Western Union, which accounts for about 80% of the segment revenue.

          The heart of Western Union is more than 159,000 agent locations, where consumers can wire money around the world. We're growing this agent network by about 20% annually. We expect to end this year with about 180,000 worldwide agent locations. We think the right number, eventually, is somewhere between 300,000 and 500,000 worldwide. Today, about 51,000 of our agents are located in the US and Canada. The balance operate outside of those two countries, through about 400 super-agent relationships. In North America, where Western Union is the "super agent", about 47% of our agents operate out of supermarkets and convenience stores, with another 14% operating out of check-cashing outlets. Bill will provide you some international agent statistics when he speaks. Most of these agent contracts are multi-year in nature. These agents know the markets they serve. They speak the language, and they drive the business. The commissions they earn from Western Union help drive their motivation to succeed on behalf of Western Union. These agents facilitate the movement of more than 100 million transactions every year.

          The Payment Services product offerings range from money transfers to bill payment to official checks and money orders and prepaid services. We generate 80% of the segment revenues from C2C and C2B money transfers. The remaining 20% comes from official checks, money orders and prepaid services such as ValueLink. We generate revenues on

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          the ValueLink product from both an initial sales fee when consumers purchase the cards, and from subsequent transaction fees each time the card is used by the consumer.

          The prepaid market opportunities are dramatic. Certain estimates say that the global prepaid wireless market is $125 billion, growing to $250 billion by 2005. Bain & Company estimated that US consumers spent some $38 billion in stored-value cards last year--up 20% from the previous year. ValueLink's stored value product is a great example of how we're leveraging our millions of merchant relationships in our Merchant Services segment, which I'll talk about, now.

          In 2002, Merchant Services generated $2.8 billion in revenue; about 34% of First Data's consolidated revenue. Annual growth there has held consistently in the 20s, with a strong focus on expanding into vertical markets and new, international arenas, by making strategic acquisitions. More than a third of First Data's profits come from this segment. While historically under pressure from 3-5% pricing decreases, 2002 profit margins were in the high 20s.

          We generate revenues and profits there by providing point-of-sale transaction and processing services at some 3 million merchant locations, and for millions of their consumers. Last year, First Data processed 10.2 billion merchant transactions, through brick-and-mortar locations, via the internet, and over the phone. We're on a run rate to process 12.8 billion transactions in the next 12 months.

          While 65% of our sales volume occurs at large merchants, that is, those with more than $70 million in annual processed sales, we derive only 20% of our segment revenues from these large merchants. We go to market here through a host of bank-based alliance partnerships. Chase Merchant Services, Wells Merchant Services, Paymentech, to name three of our largest. These partnering arrangements, again, are long-term in nature. Our longest-term alliance relationships with Wells Fargo is 10 years old. Our go-to-market strategy in the Merchant segment also includes fully-owned entities such as PayPoint and CSI.

          We provide a host of services to merchants through this business. Primary among them are our point-of-sale processing and settlement of credit and debit card transactions, both offline and online. While you may see consumer spending going up or down over time, we remain extremely agnostic to the size of those consumer spends. Because again, directionally, about 70% of our revenues in this segment result from transactions--not from the dollar volume of those transactions. We also provide terminal and equipment sales and rentals to those merchants, as well as back-office services such as chargebacks, risk management and call center services.

          In this segment, we also derive about 14% of our revenues through our TeleCheck verification and guarantee business. We know that the shift from check and cash to electronics is slowing the overall check growth. The TeleCheck and the merchant relationship we have there provide a key strategic framework, as those merchants enable the consumer shift to electronic payments. ECA, TeleCheck's electronic check-acceptance product, is helping enable that shift.

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          Our third-large segment is Card Issuing Services. Many of you now know this as Outsourcing Services. This segment generated revenues of about $1.9 billion in 2002, or about 25% of our First Data revenue. About $500 million of this revenue represents reimbursables such as postage and telecom. This segment accounts for about 18% of First Data profits. If you back out the impact of the zero margin reimbursable revenue, margins are in the 20s. We service 324 million bank card, debit and retail-based accounts for some 1,400 card-issuing clients.
          We have nearly 90 million card accounts, mostly retail-based today, in our pipeline which we expect to convert by the end of next year.
          Again, like our other businesses, the contracts here are long-term in nature, generally running 5-10 years.

          We provide a variety of services for card-issuer clients. Primary among them are authorization and processing of card-based transactions. We also produce millions of plastics each year, and print and mail cardholder statements. Additionally, we provide back-office support functions such as fraud protection and account resolution. We spent more than $200 million over the last 3 years improving our system, to handle these and other client-driven needs--either as stand-alone functions, or in tandem with other services. Excluding the pass-through reimbursables, about 70% of the revenues we create in this segment are account-based, with the remaining 30% based on transactions and other items.

          eONE Global is our final segment, known as our Emerging Payments business. Emerging Payments is on a run rate to generate almost $200 million in revenue this year. The focus here primarily is on two businesses. We derive most of the revenue in this segment from business tax payments to governmental entities at the federal, state and local level. We're working with a host of telecom partners to develop the next wave of payment options that will eventually enable your cell phone to work as a payment device. I'll explain more of its structure in a moment.

          eONE's vision here is to create the future of global payments, today. Its mission is to develop, commercialize and operate emerging payment technology companies in the business, government and mobile marketplaces. Financially, the objective is to deliver 50% revenue growth to First Data, and to provide a $0.02 to $0.03 accretive EPS contribution to First Data by 2005.

          Strategically, EONE is focused on emerging payment technologies in the mobile, government and enterprise marketplaces. It leverages the strengths and resources of both First Data and our partner iFormation group. It's focused on becoming the e-payments authority in each industry it serves. eONE Global was formed in late 2000, out of a partnership between First Data and iFormation Group. iFormation is a partnership of Boston Consulting, Goldman Sachs and General Atlantic.

          This chart shows you the primary business structure. It includes the govONE business, focused on government payments, Encorus, focused on developing the wireless payment market, and the newly created Velosant, focused on the enterprise marketplace. These four businesses combine to create the payments powerhouse that is First Data. At the consolidated level, we generated $7.6 billion in revenue last year--a growth of 15%. We have a record of generating strong, consistent earnings as well as consistent cash flow that we use to reinvest in the business, buy back our own stock and make strategic acquisitions. It leads to our 2003 estimated 14-17% top line growth and EPS guidance of $1.87 to $1.93. It also leads to our continued confidence in attaining our overall

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          objectives of 14-17% growth on both the top line and the bottom line, over the longer term.

          So that's our story. Now I'll turn it over to Charlie, who'll do the introductions, provide a brief business update and give you a little flavor of how he's thinking about our future.

     Charles Fote: Thanks, David. Good afternoon and welcome to London, everyone. As always, David got a little long-winded, so I'll get us back on schedule. [laughter] By the way, I'm not sure your spell-checker was working, David, but I know that the team here helped run it through the English version of English.


          First, I want to formally introduce the members of our Executive Committee who are with us, today. Scott Betts serves as President of Merchant Services. Scott's been lucky enough also to pick up the Concord transition team. Christina Gold leads our Western Union business. Kim Patmore, as most of you know, is our CFO. Mike Whealy is our Chief Administrative Officer. Bill Thomas leads Western Union International. Mike Yerington heads up our Western Union North America operations.

          Pam leads our First Data International team. We have a very special guest with us, today--Garen Staglin, who runs our eONE Global business. He and his lovely wife, Sherri are mixing business and pleasure as they celebrate their 35th wedding anniversary. Could all stand up and let's get you guys recognized.

     Audience: [applause]

     C Fote: You'll hear from Bill Thomas and Pam, shortly. Then I'll be giving you a detailed presentation of what's going on around the world. First, by design...First Data is the leader in the markets we serve. Our mission is to make commerce around the world secure, efficient and convenient for consumers and businesses, alike. We have an extraordinary infrastructure, and a tremendous worldwide distribution base. We have a strong record of flawless execution, both operationally and financially. It's that record of execution we are using to take advantage to develop the future payments infrastructure.

          Part of being that leader is to continue to keep you updated on the statistics that keep the payments industry ticking. As we've done in our other face-to-face meetings this year, let me give you a little flavor for how we're performing quarter-to-date. Our merchant transaction growth remains strong through the first part of June, at around 25%. When normalized for last year's PayPoint acquisition, it will come in a little lower. Remember that in the first quarter, we had 23% transaction growth. After adjusting for PayPoint, it was 15%. Transaction growth in Western Union, consumer-to-consumer money transfer business quarter-to-date is a strong 20%. A quick reminder here--this quarter we'll lap the Paymap and ECG acquisitions that we made in payment services last year. Both of them were about the same size, from a revenue standpoint, at $35-40 million, when we bought them, on a run rate of 2001. Also remember these adjustments when you're looking at our second quarter results.

          Before getting into the international business, I want to spend a little time taking you through how we see the payments industry moving in the next few years. The industry has always been subject to external forces. Today, we're seeing four major forces

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          exerting increasing pressure on our business. They're converging and driving us to operate under a new model. The four are slower growth and consolidation in the US markets, international and US government pressure, technological advancements, and for sure, consumer demand. Let me quickly review how these drivers of change, are impacting our industry, and where we think they're pointing us, on a going-forward basis.

          Economics are driving PIN debit's growth over signature. PIN debit transactions will continue to grow even faster, based on today's price scenario. It's easy to understand the decline of checks and the growth in debit transactions, from a merchant's standpoint. Today's signature debit model is almost twice the cost of accepting a check or a PIN debit. This cost differential is driving merchants to drive consumer usage of PIN debit.

          Another major factor is consolidation. As issuers, acquirers and merchants continue consolidating, the pressure to maintain acceptable market and EPS growth will intensify. Pricing pressures in all segments of the payment industry will increase. This naturally has an impact on how the associations are governed, as well. In response to these pressures, there are many in the industry looking for the next marketing silver bullet that will drive new consumer demand. This innovation will likely combine or add features to customer accounts, well beyond simple access to the cash reserves they have today. It will require a payments industry model is data-friendly, very flexible and very, very market-driven. While we're searching for this marketing silver-bullet, the top line pricing pressure and the need to grow the bottom line is forcing all of us to look for new ways to remove unnecessary costs from the system.

          Major international issues combined with US events reveal a broad and consistent pressure on our existing payments model. Let me just give you a list of a few of these. Australia's Central Bank forced Visa and Master Card to lower interchange rates by 40%, starting this year. Visa and Master Card settled a merchant take-all-cards lawsuit. The suit was based on interchange rate differential between signature and PIN debit.

          London and British authorities--let me repeat that--London and British authorities say they will cut MasterCard rates unless the association does it voluntarily, by amounts sufficient to promote consumer benefits, under the Competition Act of 1998. The European Commission forced Visa to lower its rates 20% on cross-border transactions. The US Department of Justice is taking actions against Visa and MasterCard rules that prohibit member banks from issuing American Express and Discover cards. Regardless of our opinion on these issues, the ways that fees and rules are made have caught the attention of cardholders, merchants and regulators in Australia, Europe and the US. This will pressure the industry to change, and for the most part, change is always good.

          Many of the long-standing "givens" in our industry are in flux, including the dominant role of US-based payments in the global picture. In 2001, the US had less than 45% of the world volume in branded cards. As more countries adapt to and grow their cardholder-based payments, the global payment system is bound to evolve differently than it has in the past.

          The bottom line is--this change means events, markets and governments outside of the US will have more impact on the US payments system. For example, I personally believe global merchant acquiring will be here sooner rather than later. Technology changes will have no less of a role than the economy or politics. Our ability to transmit,

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          compute, store and manipulate information is growing faster than ever before. From a technology standpoint, our industry's evolution looks a lot like the phone industry. Growth in capabilities has made the need and cost for centralized switch and batch processing go the way of the telephone operator. We need basic data structures and rules to ensure interoperability, but at the same time, we need to compete on feature and functionality. There are inefficiencies and redundancies that need to be resolved, and I'll touch on this a little later.

          Finally, the last of our four major forces, and maybe the most important one, is consumer demand. Consistent with the growth in technology I mentioned is the proliferation of consumer account access devices. The rate of growth of these devices and their capabilities suggests we are not in the card business, anymore. Rather, we are in the business of facilitating consumer information and value exchange on the fly. Naturally, the proliferation of account access devices creates the same growth, acceptance in devices and distribution channels. Consumers are dictating to merchants how and when they want to do business. Like all good business people, we need to respond in the most efficient way.

          What are the results of these forces? A new model for the payments industry. In short, the industry has grown too complex to be managed centrally by a few entities. Consumers, merchants, issuers and acquirers need an open and competitive market that allows rapid innovation, while simultaneously giving everyone the power to keep costs down. The effect is that the industry will have to allow product decisions to be made separately from processing options. Merchants, consumers, issuers and acquirers will choose best-in-class options more than ever before, and the new technology allows them to pick-and-choose on a real-time basis.

          Let me give you an example. Using the current model, the typical credit card transaction requires 24 steps to process it from point-of-sale to delivery to the consumer, and then the process of payment.

          Consider if processes were allowed to settle transactions which originate and post within their own systems. With this model, using existing technology and communication lines, processors could save nearly half of the steps needed to complete a transaction. Additionally, security and/or liability rules would not have to change. This is an estimated $0.03 to $0.04 savings per transaction under this scenario, just from this phenomenon alone.

          Similar savings would be available if major processors were allowed to expand the exchange transactions between each other. Yes, we'd be exchanging transactions with our competitors. This is the same model banks use for checks drawn on themselves and those with whom they have exchange agreements. For sure, it begs the question, "How do we achieve significant reductions in paper transactions and compete with electronic transactions such as ACH processing at the US Federal Reserve Bank?" Naturally, like the Fed model, if the settlement would best be achieved using a third party, then that's what would happen. Again, no risk or liability changes--just choice of best-in-class processing.

          Not only does the new model cut costs, it also allows the flexibility for participants to create their own forms of transactions. Issuers can provide new, unique cards to

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          customers that leverage a bank-issuer's marketing knowledge, give special merchant offers and reward loyal customers based on existing payments industry expertise. For example, banks could create a uniquely branded consumer gift card that works not just at one retailer, but rather, at a variety of retailers.

          For the banker or the merchant with choice, there is more of an opportunity to think out of the box and create options suited to the marketplace. Both can pick the brands they want to associate with, and competition will make sure costs stay low.

          We believe the pressures on the industry are real and compelling. Competition is increasing, and product differentiation and costs are key. Global political pressures will force a change that we can lead but cannot stop. Technology changes are making the old model obsolete. Finally, consumer demand is driving change in account access and acceptance levels.

          The market is huge, and it's changing rapidly. Consumers, merchants, issuers and acquirers are no longer homogenous groups. Being able to respond will help us get more than our fair share of this payments market. We believe that those of us in the payment industry today must build a new model that inspires greater innovation, allows choice, and embraces competition. One that provides the flexibility and efficiencies that organizations need to grow and remain profitable. Reinventing this payments model has brought us to where we are today, and will ensure our place in the future of the payments industry. First Data is and will continue to be the payments paradigm system leader.

          With that, now let me provide you just a little setup to our international presentations. We continue to have a three-pronged growth strategy that starts with our core internal growth, which last quarter was in the low double-digits. We build on that by extending our global reach. That's obviously the focus of our meeting, today. I'll provide you with just a bit more color on that in a moment. Secondly, by leveraging our enterprise capabilities, by introducing new products and technologies to the marketplace using our existing channels and partners, and creating new channels around the world. Fourthly, by making acquisitions that fit into our core competencies. As David mentioned earlier, all this helps us achieve our long-term objective of 14-17% on both the top and bottom lines.

          We'll spend the day today focusing primarily on the first of these three strategies--extending our global reach. Last year we got about 25% of our revenues from international sources. This quarter, it may actually be more like 27% because of our first-quarter acquisition of German-based TeleCash and from internal growth around the world. If you apply our historical compounded growth, this percentage would grow to about 36% by 2007, and in the last 12-18 months, we have structured the organization to help accelerate the growth so we'll end up closer to 40. That's what led us to our 40% goal initially.

          Again, though we don't want to be accused of jumping the gun in our Concord merger, I do want to remind you that of the 1.1 billion in revenues that Concord would have brought to us in 2002, virtually all of that revenue is focused in the US. When we combine revenues with ours, our target will be to have about one-third of our revenues coming from international sources in 2007. We'll generate these revenues through a combination of a build-and-buy strategy. Most of our growth in Western Union International business will result from continuing to build that business internationally.

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          Plus-or-minus 60% of our international revenue in 2007 will come from
          Western Union International. First Data International, on the other hand, will rely more heavily on acquisitions to reach its 2007 revenue objective of plus-or-minus $2 billion. Pam will provide you with plenty of color on that business.

          One thing I did want to note though is that while our First Data International's stand-alone revenue for the full year of 2002 was relatively flat, first-quarter growth was 30%, and full-year estimated revenue growth was north of 40. I think what Pam and her team are doing is certainly gaining traction.

          One way we continue to build internationally is by making sure we're where we need to be. We as an employee body represent our customers from a diversity standpoint. You'll see in this graph that not only are we in locations that span the globe, but we represent some 70-plus nationalities and speak 75 different languages.

          Before I turn this over to my distinguished colleagues, let me review with you significant accomplishments from around the world, since last year's international meeting. These are the establishment of First Data International headquarters in Paris--including the relocation of Pam Patsley and her family. The reorganization of First Data International into five operating regions. The growth of Western Union International agents from about 80,000 locations to over 110,000. The signing of key accounts around the world, including HBOS, BMW Bank, WestPac Banking Corp., Alberta Treasury Bank, CUETS and Scotia Bank. The lowering of ownership in our Japan joint venture from 35% to 9%, to coincide with the slower-than-anticipated spin-up of card activities in Japan.

          The integration of our software platform, then called PaySys into the reorganized regions. Western Union International volume exceeding 5 million transactions per month, for the first time in history. The acquisition of TeleCash during the first quarter, along with several other successes. In the near future we'll be adding more agents in the Middle East, including expansion into Afghanistan and also the expansion into Iraq. You put it all together and we're right on-schedule, again, with our plan of achieving our financial objectives for all of our businesses around the world--including the US. As a leader, I'm extremely proud of our international associates. Speaking of that, let me introduce to you Bill Thomas, President of Western Union International.

          Bill has been at First Data a little more than three years now. He's truly a globally-focused executive, and we're very fortunate to have him on our team. He makes us all proud of the Western Union International group. He and his Western Union team have done a tremendous job around the world, particularly in the emerging markets such as Eastern Europe, Asia, Russia and Latin America. Bill?

     Bill Thomas: Thank you, Charlie. You know, it's been three years, and that's the first time you've called me a "distinguished guest," so I guess you're happy with the results.

          As Charlie emphasized, Western Union will remain absolutely a key factor in achieving First Data's overall growth. We have been growing transactions at a compound growth rate of 37%, between 2000 and 2002. As I'll show you today, we're not resting on our laurels, here. We're off to a great start, this year, we've got a lot of good initiatives in place. I think the formula for success is pretty straightforward, here, if I can explain it.

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          We continue to open locations in strategic corridors around the world.
          Then we advertise at a very local level, to drive street-corner-to-street-corner transactions. And that's the simplicity of connecting the global market.

          With China, for example, this involves opening locations throughout China first, getting the network in place, and then marketing to the Chinese diaspora around the world such as Chinatowns of New York, Chicago, San Francisco, Milano, London, Frankfurt and others. And another important key for the Chinese market is dedicated locations where they feel comfortable walking into a banking-like environment to send and receive money.

          Between Western Union and our agent partners around the world, we'll invest about $300 million in marketing and advertising the Western Union brand. A large portion of this, as I said, has been very localized in community-based campaigns targeting our ethnic diaspora where we need to. I think we continue to become very highly effective at focusing and reaching this diaspora population as we build the additional networks around the world. In fact, I think we're writing the book on this kind of marketing, and our success is clearly evident of that.

          We continue to make more new-product services available through our global distribution network. Customers can now send or receive payments with direct-to-bank services, ATMs, at home on the Internet, or with our home-delivery services, or via our unique Western Union cash card. As David mentioned in his description of the business, we expect to end this year with about 180,000 locations around the world. Which is a growth rate of 20%. This year's growth has come primarily from locations in China, India, Eastern Europe, Asia Pacific, including Australia. And we'll continue to make more of our products and services available throughout this entire expanding network.

          About three-quarters of our agent locations are either banks or post offices. In many countries outside the US, a post office is, in itself, a bank offering a range of financial services. Our bank partners range from the Industrial Bank of Korea to Standard Chartered Bank, our new regional partner in Africa, to American Express foreign exchange locations, which owns the banking license in a country like Norway. These extensive banking relationships across the globe provide a great entry point for the First Data International team. Pam and I will talk more about those opportunities.

          Now this graph, the next one actually, illustrates- I want to make a couple of points, here. Over a four-year period, the percentage of our in-bound, receive-side transactions, and how that's changed. And again, these are the receiving regions of transactions around the world. First, you can clearly see that we have a much more balanced base of inbound transaction activity. If you go back to 1998, you've got to conclude we had a lot of eggs in the Latin America-Mexico basket.

          Secondly, as we've been saying for some time, now, our Western Union business to Mexico, while still important to us, has shifted in terms of its overall importance--it's less. And again, as we build more and more countries and corridors, the great thing about this business is that you have fewer eggs in any one basket. So for example, one year ago when we had the economic problems in Argentina, we could easily offset that kind of an issue. Where as five years ago it would have been much more difficult.

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          There's another trend that's not on this slide. I'll just comment on.
          That's from an outbound standpoint. And again, there are two large outbound regions, if you think about it - North America and Western Europe. If you go back five years, the US outbound business would have been up here, and Western Europe, here. There is much more of a balance in place, now. Again, the stronger growth today is still coming from Western Europe.

          Now, let me drill down and provide some commentary on how this year is unfolding, and some of the events we're seeing. First of all, we are on track with our financial expectations and we're on track to achieve the total international location growth. Some specifics for you--India and China will meet their combined-location target of 25,000. Pakistan will add about 2,000 locations this year. Up from just 125 a year ago. With the addition of the Pakistan Post and the National Bank of Pakistan, these events have kind of thrust this market into what I call my "first-tier market opportunities" when you are talking about a population of 148 million. We now have a service entry there that can handle that population.

          Along with Pakistan, Turkey is moving up fast. Again, with a population of 90 million people, we now are starting to get critical mass in our network, there. We'll have about 1,200 locations sometime in the third quarter, with the addition of Zirat Bank, which is the largest bank in Turkey. We've also added 3,000 locations in Australia, with the Post Office in the first quarter. And we can now I think tap into the full outbound potential of that country because they have an ethnic population in the range of around 25%--even higher than Canada.

          The US-outbound corridor to Brazil is the single fastest-growing flow of transactions forming this year. A big part of what's driving that growth is dedicated locations in the U.S. I would say 10-15 dedicated locations are driving about 35% of that corridor growth, right now. Mexico continues to exceed expectations-- up over 30% in the first quarter. It continues to come on strong. The Philippines - our most mature Asian market - even after a decade of operations there, is up more than 70%. And I expect it will finish this year around 73%. Again, that's against some very tough competition. This isn't a new market, by any means, for money transfer.

          Russia, which has been a star-growth inbound market over the last three years, is already in the top 20 outbound markets, as a result of the strength of the Russian economy and many of the people from the CIS countries going back into Russia to work. And Romania is now one of our strongest inbound countries, we're getting excellent growth out of our Italian-to-Romania corridor. And last, the US-to-India is already in my top-20 corridor. And I think we have just begun to tap the potential in that diaspora.

          So let me move on now to how we can leverage the equity of Western Union to help First Data International. Some of our joint cross-selling efforts with First Data include bringing card and issuing and merchant services to our banking partners. For example, we're currently in talks with Banco Azteca, which is a member of the Elektra Group in Mexico. And again as you know, Elektra is one of our largest agents, there. They have a broad retail network and are now in the banking business. We're also looking to bring the card processing solutions to Banco Azteca. It was really the Western Union relationship that allowed that door to open pretty quickly for the merchant group.

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          Another good example of what we're doing to help our super-agents branch out is in the UK. There, our super-agent is FEXCO. Here, the Irish-based super-agent for instance is in partnership with First Data International through the OmniPay solution. And Pam will talk more about that, later. In Spain, where FEXCO is also a super-agent, First Data Iberica is installing its mobile prepaid popup service in FEXCO's locations. Our colleagues from First Data Iberica are now talking to our agents in Italy, to offer the same service. I'm confident that's going to be a big winner, because the Italian prepaid phone market, per capita, is the largest in the world. In Jamaica, Grace Kennedy has been our agent there for 13 years. We're expanding our TeleCheck business, we're launching First Data gift cards and stored-value cards, using VisionPLUS software, and we're preparing to introduce cross-border utility bill payments, as well. So, look for us to get more specific about these enterprise-wide deals as we move through the remainder of the year. They're exciting, and I think there's great potential, there.

          So with that, it's my pleasure to introduce Pam Patsley, who will give you more color on First Data International. Pam . . .

     Pam Patsley: Thank you, Bill. Thanks to all of you who are with us, today.
          We do have a great turnout from our international-based investors, as well as many from the States. It's terrific to see you all here, today. I've been leading First Data International or FDI, as we call it, for a little more than a year, now. I'm very positive about the progress we've made and the success ahead in the global card issuing, merchant acquiring and electronic payments businesses. We have our structure defined, our strategy is taking shape. One that we've really tailored to each region around the world, and that includes a combination of building and buying, as Charlie mentioned. And we are executing. With the revised, integrated approach to geographic markets, our existing businesses are gaining real traction. We're working hard to build new partnerships and to find new acquisitions that fit--and with, of course, the right economics.

          You saw some of that at the end of last year. You've seen more of it this year with our TeleCash transaction. Expect to continue to hear from us on the acquisition front in the future. We have some aggressive goals to reach our overall financial objectives for 2007. As Charlie said, while expected percentage of revenue from total international operations is somewhat smaller due to Concord, our dollar objective remains the same. We're currently on target with growth toward that revenue objective. To get into position for this growth, we've organized our First Data International group so that we have the right teams in place focused on the right things. We have our core international growth platform, and we're focused on leveraging their respective strengths in each of our regions. We're beginning to see the benefits of our efforts, and expect this to continue to support our 40%--plus-or-minus a little here and there--growth levels for the next 3 to 5 years.

          I'd like now to take a moment to contrast where we were as a business a year ago and where we are today. A year ago, I showed you the chart on the left. We were segmented by business line - issuing, acquiring, processing, merchant alliances, and software sales with VisionPLUS. We are now organized by geographic region. You see that on the right. In each region, our leadership and sales and business development teams present a total solution to each market. They are not focused on issuing alone or acquiring alone or just software sales. They look for opportunities to deploy the right solution to meet clients' needs in each market--whatever that may be. This approach is opening up a

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          world of opportunity, and creating the best environment to again, as
          Bill mentioned, leverage Western Union relationships.

          In the middle ring on the right, you see the name of four platforms. These are our solutions to the global marketplace. Today, there is much I would like to share with you. But as time is short, I will focus on four key things. A little more on how we're organized, the great worldwide opportunity before us, our strategy to take advantage of that and achieve our growth targets, and lastly, how we are already executing against that strategy around the world.

          First, our organization. FDI was created a little more than a year ago. In short, to position us for growth. It combines our different products and service lines under a strong leadership team, with integrated end-to-end solutions. While our international headquarters is located in Paris, our operations are found on every continent with except of course, Antarctica. In many cases, we're co-located with our Western Union colleagues, taking advantage of First Data's global infrastructure. In total, our FDI team is made up of about 3,800 employees. Gerald Hawkins, President of the EMEA region, is based here in the UK. Gerald is with us today, and many of you may have had the opportunity to meet him.

          Heading our China and North Asia region is Henry Tsuei. Henry recently moved to Shanghai after being part of our Card Issuing Business group in Omaha for a number of years. In Japan, Kozo Watanabe is heading our efforts there to establish a presence. Greg Nash serves as President of our Australia, New Zealand and South Asia regions, with Peter Harrington leading our growing business in Latin America and Canada. Peter is also here with us, today so I hope you get a chance to meet him, as well. It's a strong leadership team, executing hard each day against our strategy.

          Now, I'll focus on our global opportunity. Among the factors driving this growth are the increased use of electronic payments, such as debit and credit cards, around the world, the migration to EMV-compliant cards, the growth in global commerce and the continued shift toward e-commerce solutions.

          The US continues to dominate the landscape, with almost half of the global transactions conducted there. But the real growth engines are more concentrated in Asia and Europe.

          One example that is interesting to note, though it seems a long time ago now, is the 1988 Summer Olympic Games in Seoul, South Korea. Those games served as a catalyst for South Korea to electronify, if you will, payments at the point-of-sale, and that trend continues. Today, South Koreans use their cards, on a percentage basis, more than any other country in the world. We believe this experience is a likely precursor to the experience the Chinese will have in preparing for the 2008 Olympic Games in Beijing. The current China card market is barely in the worldwide denominator for card usage, with about 500 million cards, and less than 3% of merchants there in China equipped to accept them.

          Now let's look at a few specific examples. Let's look at the UK, to see what's happened here, as this is a relatively mature market. Electronic transactions have been and continue to be on the rise. The chart on the left shows electronic payments at just under 50% of

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          non-cash transactions, in 1986. According to APACS, their prediction of what this will look like in 2011, is dramatically different, and it's depicted on the right. While the electronic share is growing, we must also recognize the total number of all non-cash transactions is growing, as well.

          Now, let's look at yet another example--Latin America. Overall an emerging market. You can see here year-over-year comparisons by several measures, in total dollar volume, transactions and cards all showing strong growth--particularly in some of the largest markets. With that context, I want to tell you a little bit now about our strategy. There are five key elements to our growth strategy. First and foremost, as I've mentioned, we're growing as a single enterprise. It almost goes without saying that we will seek the best talent available. To expand the business five-fold in a five-year period requires a lot of great talent. We're using new products and a new geography to provide solutions around the world. As always, it is our global goal to retain the trust of our customers, and we continue to focus on flawless execution.

          Finally, we're focused on deploying our technologies to the best advantage. I'll expand just a little bit now on this last point, to give you a little more detail on how we are positioning the platforms I'd mentioned earlier. Because our markets are different around the world, we're deploying a combination of platform solutions to cater to their specific needs. Through Equasion, OmniPay and VisionPLUS, we are driving growth and reach globally.

          Many of you have seen this slide before, but I think it's worth repeating. We provide an unmatched continuum of payment solutions that support almost every type of payment transaction, from point-of-origin to point-of-settlement. First, let's look at Equasion. This was derived from a copy of our US platform, taken in 1992 and customized for the specific needs of the UK market. It is FDI's largest processing platform, serving 23 million accounts and 1 billion transactions annually. It's both a merchant acquiring and card issuing solution used in Europe and in the Middle East.

          Like the re-architecture effort in North America in the Omaha platform, Equasion has gone through its own re-architecture. Over the last three years, we've invested about $50 million in upgrading that system. We will continue to make ongoing investments to maintain that platform's leading position in its markets. For example, we've just launched PIN CVM in the UK, and this has given us the opportunity to build and integrate EMV, the new Pan-European chip standard required in 2005, into our platform. We believe we are the first third-party processor to have achieved this. As you can see, this is the leading platform in the markets we serve. Our clients include premier financial institutions such as HSBC, Lloyds TSB, Dresdner Bank, HVB and EGG.

          Now the platform I'd like to highlight is VisionPLUS. Some consider this to be the premier software platform for card processing. It is present in at least 36 countries across six continents. We estimate approximately 200 million accounts worldwide run on VisionPLUS. We acquired this platform with the PaySys acquisition in 2001. Our revenues are still primarily software license fees, maintenance fees and professional services, but our objective is to migrate to a service bureau environment. In fact, this is the solution installed and running in our Shanghai data center.

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          The key here is its flexibility. We were able and are able to use this platform to deploy a single software module for our clients through to full outsourcing. This provides our business development teams a unique opportunity to tailor the solution to a client's exact needs, to fit their specific market. As with Equasion, our client list is extensive. Clearly, VisionPLUS is used around the world to effect electronic commerce. Some of these names are likely candidates to migrate to a processing environment.

          OmniPay--a merchant-acquiring platform, provides an unparalleled, multi-currency, multi-lingual capability for acquiring clients around the world. We have a majority stake in OmniPay. And again have utilized our Western Union relationship, as we are a partner with FEXCO here, as well. It's an incredibly flexible global platform, with the ability to add a new language in less than a week, and develop domestic message formats for different markets in less than eight. Like VisionPLUS, it provides significant flexibility and speed-to-market. It's a young platform and a recent addition to our capability, and we're just beginning to explore its potential.

          One example is the introduction of the sharp niche product that OmniPay has, called Dynamic Currency Conversion. Clients here include some of the world's largest acquiring banks. Those acquirers, retailers and their customers also benefit. Some of the larger retailers using the product here include Avis, Budget, Waterford, and of course, Harrod's right here in London.

          I'd like to spend just a minute more on the Dynamic Currency Conversion product. DCC is a new service for overseas cardholders to pay for purchases in their own currencies. Wherever and whenever a non-domestic cardholder presents their Visa or Master Card for payment, they have an option, if the DCC product is deployed there, to select their home currency at the point-of-sale. This creates significant value-add for the cardholder, with no surprises on their statement. We're finding DCC is truly a door-opener for us. When speaking with acquirers and merchants, and it certainly is a great product. It's a solution that differentiates us and our clients in the marketplace. After the presentation, there are some OmniPay and FEXCO folks here with us today that would be happy to demonstrate this innovative product for you.

          Now I'll spend just a couple of minutes going through just a brief world tour, and showing you how we're executing against our strategy. We begin our world tour in our largest region, comprised of Europe, the Middle East and Africa - what we call EMEA. We are well established in the European market. We are the leading independent, third-party card processor in Europe, both issuing and acquiring. We offer traditional third-party outsourcing, as well as our VisionPLUS software. Through our joint venture, First Data Iberica, we have a significant presence in Spain with fuel card processing and a successful mobile top-up product.

          As Bill mentioned that we're currently installing this into our super-agent FEXCO Spain, and expect this business to continue to grow. Through merchant alliances with HBOS, Lloyds TSB, PostBank, as well as our merchant processing banks, we service more than 330,000 merchants.

          Europe constitutes our largest region, both in terms of revenue, near-term growth potential, and employees--about 3,000, here. I would like to highlight France and Germany, for your information, today, as just two of our key target markets. Today in

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          France, in-house processing dominates. As the trend moves from checks to cards at the point-of-sale, as issuers with 25 million private-label cards are considering being co-branded and as new competition enters the market, we're well positioned to take advantage of these trends. We're working with a large number of large institutions in France to develop solutions to fit their needs in this very significant market. It's a combination of processing private-label cards or Visa and MasterCards. Of course, too, our DCC products, which we'll soon be installing in partnership with a significant bank in France, for its merchants who handle a large amount of international traffic.

          Germany is a vast market, with 108 million cards issued--predominantly debit. However, nearly 70% of point-of-sale transactions are still done in cash. So there is significant growth potential, here. We're focused on Germany, and our recent acquisition of TeleCash really broadened our presence, bringing more than 165,000 terminals in the market. TeleCash is an electronic payment network operator, or the front-end authorization provider. TeleCash also provides prepaid mobile top-up services. With agreements already in place, with Vodaphone and T-Mobile in `02, we'll look to grow this business aggressively. Last month, we signed Wal-Mart as a new client for TeleCash, again further expanding our business with a US customer. Our operations in Germany include Nuremberg, Stuttgart, Berlin and Frankfurt. Customers include the German Postbank Alliance, the Western Union agent, Dresner Bank, HBB, and we recently signed a deal with BMW Bank.

          Moving to the Middle East and Africa. We've been serving clients in this region for nine years. Again, we have a presence here through outsourcing on Equasion and VisionPLUS software sales. Again, we tailor our proposition to the specific needs of our clients and their regions. Recent signings include the National Bank of Kuwait, Kuwait's Finance House, and Arab National Bank. VisionPLUS is the software platform of choice for major retailers in South Africa. Our clients here include Woolworths, Trueworths, Forshini and Edgar's--with about 14 million accounts on file. We have a processing partnership with a solutions provider in South Africa, and we're working today on a structure to enable us to migrate these existing portfolios to a service bureau mode, thus creating recurring revenue for First Data.

          Now let's look at China and North Asia. There is already growing acceptance of our software platform, VisionPLUS, in mainland China, with two of the largest banks being established clients. Industrial and Commercial Bank of China, and Agricultural Bank of China. We opened our data center in Shanghai in 2002. We're taking a measured approach to this market, spending at a monthly rate of only about USD $50,000. In addition, we've also sold the software to Bank of China International in Hong Kong. With our headquarters in Shanghai and a presence in Beijing, we are becoming well-known and understood in the marketplace. In fact, we're hopeful that we're at the final stages of signing our first customer in Asia to run on our Shanghai data center. We see this as significant. Not so much in terms of size of this portfolio, but in this environment, we feel we're actively participating at the beginning of the purchasing cycle for outsource solutions.

          As you know, this is a diverse region. With a population close to 1.3 billion, and an emerging middle class, China sees the introduction of general-purpose credit cards as a way to stimulate economic growth. We're also focused on opportunities in South Korea. I've mentioned the size of that market, Taiwan and Hong Kong and we now have sales people in all of those markets.

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          Japan--In Japan, as Charlie mentioned, we've recently modified our approach. The latest figures place Japan's population at 127.5 million. The card market is sophisticated and well established, with a long history. Despite difficult economic conditions there, credit cards issued in 2002 were actually 245 million, an increase of close to 6% on the previous year. To take advantage of this changing economic landscape and the long-term opportunities, we established a strong sales presence in Tokyo, to continue to look for card and merchant opportunities. This team was helpful in the expansion of the ValueLink Starbucks card in to Japan, as well. In my view, of all of the markets, this is the one that requires the most patience. However, we're continuing to work hard at building relationships and creating the right dynamics for success.

          The next region -- Australia, New Zealand and South Asia. With offices in Sydney, Melbourne and Auckland, First Data operates the largest independent payments-processing network in that region. We're beginning to transition this business from EFT processing to one that handles a complete array of issuing and acquiring products and services. We service 400 clients, processing over 500 million transactions in that region. We have nine software clients in the region, and we've secured our first credit card and merchant processing contract using VisionPLUS with WestPac Banking Corporation, in a ten-year contract. Again, a step in our migration of taking VisionPLUS to a recurring revenue model. The flexibility of VisionPLUS enhances the sales effort in this diverse region--literally, from India through Indonesia to New Zealand.

          Our final stop on the world tour is Latin America and Canada. In Canada today, we are a leading merchant-acquiring processor. We also have a significant acquiring presence in the Caribbean. In the near-term, we're looking to expand this business into Mexico. With VisionPLUS, our strategy is to actively transition our software business, largely based here in Latin America, to an outsourcing model. This migration in the region will most likely involve partnering with an entity already running VisionPLUS. With more than 57 million accounts on the software in Latin America, the potential is certainly there.

          The processing customers mentioned here are predominantly in Canada and in Mexico, and they run on the platform in Omaha. We're already seeing success in this region with new client agreements, such as the ones we've signed with CUETS, Scotia Bank and Banco Popular. Among our recent achievements has been the successful migration of a very significant portfolio for C&A in Brazil to VisionPLUS version 8.0. We're planning six more conversions of this type this year.

          Finally, as Bill mentioned earlier, we are beginning to explore opportunities with Western Union agents in this region, and are very excited about our prospects here. So, as you can see, we have big opportunities in front of us, and plenty to do. Again, I want to thank you so much for your interest in what we're doing. You know I've lived in Paris and worked with the international team for about a year. I've seen what it's like to do business globally from Brazil, France, Japan, Poland, Greece--it's really different. But I'm encouraged by our progress so far, and I believe we have the right and the necessary products and services, and we're positioned to deliver.

          First Data's depth of knowledge, our experience and our reputation in this space is clearly recognized worldwide and that puts us in a very strong competitive position. We're building relationships, and again I'm excited by our prospects and very positive about our success in the coming years. With that, again, I thank you for your interest and your

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          participation today. I'll turn it back over to David, now, to direct the Q-and-A. Thank you very much.

     David Banks: Thanks, Pam. We're now going to open up the session for your questions. I'd like to ask Charlie, Bill, Christina and Scott to join us on stage. We'll take your questions from those in the audience, and anyone who might queue in from the phone lines. For those of you in the room, please wait for the microphone before asking your questions so that people on the webcast and phone lines can hear you. For those on the phone, please press *1 to ask a question. There may be a few moments of silence while we're getting the microphone to people here in the room.

     Jeffery B Baker : Jeff Baker from Piper Jaffray. Charlie, over here the last couple of days--yesterday in the Financial Times, there was a very flattering article about Mexico, and their equivalent of the Fed, and the Fed in the US striking a deal to enable banks to send money at the cost of $0.60 a transaction. Talks about Mexico keep coming up, and I'm sure there are questions on peoples' minds on the competitive landscape, there. Can you address that? They said it's a very similar relationship that we have with Canada. Maybe you could talk about what happened when that agreement was signed, with money transfer in Canada?

     C Fote: Christina, why don't I take the beginning of that, and you can fill in the blanks, here? Remember what the product is. You go into a Western Union agent and cash a check dated today, today. You move money to your mother before you leave the location. You go to a bank in the United States and take a check dated today, put it in the bank and wait four days for the funds to become good. Then you move the money to your mother.

          The products are different. We have the electronic transfer product of ATM-to-ATM. We've allowed Banamex to do that, and even when we owned MoneyGram since 1988, they were doing electronic transfers. Citigroup owns Banamex. Banamex is our super-agent in Mexico, today. With all the interactive systems plus the Fed [inaudible], Canada Fed, [inaudible] through the States, the product offering is a touchy-feely product. The agent is very important in the transfer. Christina? Any follow-up there? We're not seeing that kind of growth like that in the cards?

     C Gold: We're seeing really strong growth in Mexico. I think also our consumers really trust us and have a relationship with Western Union. Really, the number of locations and the ability to send quickly to Mexico from anywhere in the world really is the power of our brand. We feel very comfortable with our position in that market.

     J Baker: Does this change if you send without cash? With a check? If I come in to send in cash?

     C Fote: 70% of our senders have checking accounts. Let me just stay in the US, for a minute. It's close to 0% that have a checking account on the other side. If you go to some of the towns that we deliver money to in Mexico, 80% of the mail can't get delivered. Then the other 20% are plastic that have no type of security tied to them. Those probably all get delivered somewhere. Right? It's a different product. That doesn't mean it's not going to happen. We're doing electronic transfers in Western Union, we do agent-to-ATM, ATM-to-agent, ATM-to-ATM, agent-to-agent, PC at home-to-agent-to-ATM. I think we have the product offerings. Let me just reinforce this. On a day when we do over

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          500,000 Western Union transfers, I don't think we've had one day exceed 5,000 in any type of automation. Last year in the ATM business, I think you've heard this before, it's up to I believe 11 transactions on ATMs, and 10 of those were tests. It's just not a product that has any traction. That could change over time, and we think we're well positioned, there. The brand certainly is out there. When you look at Banamex and City Group all being related, then when we see the growth coming, it's been good for us.

     Speaker: Let me give the mike back to David.

     C Fote: Yes. It's pretty bad when one of these guys keep a mike. [laughter]

     David Togut: Thanks. David Togut with Morgan Stanley. Charlie, last year you talked about potentially major structural changes in banks over here, as providing an opportunity similar to what you saw in the US ten years ago, in terms of card-processing, outsourcing and acquiring merchant portfolios. Can you update us on what you see, in terms of structural changes, and how big an opportunity that might be for you in the next couple of years?

     C Fote: Pam, jump in any time you want here. I think what you're seeing though is in the European market, let me talk about Europe for a moment. I'd say that Asia with the card business is, they're not starting from scratch, scratch, but they're in their infancy in accepting cards at merchant locations. The test markets are so huge, though. There are 400 middle-class people in China that are probably good consumer candidates for some type of payment plastic. But they don't have a merchant distribution base. Even in Shanghai. Shanghai's the only city I know of in China that has even started a credit bureau. Their common database of who's good and bad is just starting to be developed, over in China.

          The European market which has been around awhile. Including the UK, we're seeing activity where credit card departments that we had in the US years ago that were members of associations, they migrated their merchant and card-holding portfolio and management structure and then the merchant side of the business was spun off what we now know as ISOs. Over time, they became partners back in our alliance program, for example, and they wanted ownership. I think we were right when we said a year ago. I think you're seeing financial institutions on this side of the pond that are going to skip the stage of selling and then buying back later on. I think you'll see a lot more alliances coming out of First Data in the next 12 months, David. The point is, we do have activity going on. I think you'll see more alliance structures around the world, too--not just in the US.

          Pam, do you have any follow-up comments there?

     Pam Patsley: Yes. I would just add that I think Charlie summed it up very well. Particularly on the acquiring side, here in Europe, and in Europe on the issuing side which touches a little bit on the acquiring side as I was telling someone at lunch, it is the most analogous to the United States years ago--10 to 15 years ago. When the United States had all the different regional association processors. That's what you find in most of Europe. In-country processors, co-owned, jointly-owned by some or all of the banks in that region.

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

          There are things like EMV requirements or banks beginning to look for ways to differentiate themselves. Those are things that kind of cause or serve as a catalyst to cause banks to rethink that positioning and look for perhaps better and alternative solutions. Certainly, as Charlie mentioned, it's cost-structure, as well. I think our timing is good and patience is necessary.

     C Fote: Ownership percentages. I think as you look at the European market against the US, it could be different because of tax issues. VAT tax issues--that's directly related to how much you own of an entity. So you could see different ownership percentages based on where we move throughout the world. In most cases, that's not directly related to what we're doing in the markets as much as what the tax structures look like.

     D. Banks: Bryan, did you have one?

     Bryan C Keane: Brian Keane, Prudential Securities. Nobody's asked it yet, so I'll ask - can you'll give us an update on the Concord merger and the timing of the comments back from the DoJ.

     C Fote: Second request, I'm sorry, second filing of the Harts Scott Rodino, remember we put one in, then we withdrew it. Then we put another one in. That expires tomorrow. We haven't heard anything, but based on the complexity of the deal and the amount of people working on it, I'd be keeping your eyes open. We might see another request, here. Call it a second request. But I don't think we'll see a refiling. That would add some time to the process, but we still expect a third-quarter or maybe early fourth-quarter close.

     B Keane: Second question is on the language of the finalized Wal-Mart retailer settlement. How much participation did FCC have in the language of that settlement? Secondly maybe, why or how do you see it being positive for First Data, going forward?

     C Fote: From a participation standpoint, Bryan, I think we were more of a glossary of terms. We were, "What does this mean?" We weren't in there negotiating the deal, for sure. How does it affect - and we wouldn't want to be. We have partners in all sides of those debit relationships and credit card relationships. It probably wouldn't have been wise for us to help them through those transactions, just because we were in the middle of an acquisition.

          From a "What's it do for us?" standpoint, it's neutral-to-positive. We've dug pretty deep and haven't been able to come up with a negative.

     B Keane: I just have one more last question for Scott. Scott, do you think in signing up with the networks to some of the banks, there are a lot of questions about the ATM networks and the point-of-sale networks will be set up with the banks. Do you think you'll end up having to pay for a lot of the market share when you negotiate with the banks? What have your conversations been with the banks on a combined Concord/STAR/NYCE relationship?

     S Betts: I know I got a lot of questions on this at lunch, too. Certainly within the limited scope that we're able to operate in right now, we're waiting for this deal to close. We really can't answer any of those questions, now. In a lot of cases, I don't know and can't get the data to be able to answer those questions at this time. I will say that we continue to operate our NYCE business out in the marketplace, and we try to be as competitive as we possibly can, there. I think we're going to have to wait a little while to get the answers to that.

     D. Banks: We need the mike over here.

     Dris Upitis: Thank you Dris Upitis at CSFB. Could you talk a little bit on the Merchants Services side? If there acquisitions of size internationally that could give you scale? Obviously, not approaching what you have domestically, yet, but some real scales to get out of the gates, on that?

     P Patsley.: You're exactly right on the latter part of your question's statement, there. Finding any one thing with the scale of things that we have bought in the past in the US is going to be a little bit more difficult. Quite honestly, there aren't many processors that reach across countries. Given that the larger countries are still in, kind of, their infancy--when you look at China and things like that. We are looking at acquisitions very aggressively. I think our TeleCash acquisition and those types of acquisitions are hopefully what we'll continue to be able to find. That was a perfect fit, and again, if you're familiar with First Data for a number of years, I think the best way, again, to think about that was when First Data was rolling up and consolidating authorization front-end networks in the US, again, a number of years ago. It also gives us a platform to provide unique products.

     D Upitis: Okay; thanks. Then on the Western Union side, you talked about some of the enterprise deals that you signed recently. Are there other major countries where you can make a big gain, like the Pakistan example, going from a couple hundred to two thousand in short order, with some major enterprise signing? Thanks.

     C Fote: Christina, do you have any thoughts there?

     B. Thomas: I think there is still room for large enterprise signings throughout Asia. We're a long way from penetrating that market, from a location standpoint. There's more to come.

     C Fote: Remember when you're thinking about going around the world with that product and that brand. In the US in 1995, I think we had 17,000 domestic agents and transaction growth rates were about 4.5% a year. Now it's 51,000 or 52,000 US agents, and transfers within the US are running about 9% or a little more per year. You take the US outbound and it gets you in to the low teens from a growth standpoint. Remember what we did. We added agents, painted buildings, signage, painted buses and added new products. We have a variety of prepaid products.

          If you think of the business, the whole segment is a prepaid company. People come in and put money on the counter. They pick it up somewhere else, feeling secure that it's

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          going to arrive, and that's the credibility of the brand. They also put money on phone cards, they put it on stored value cards. We manage those monies for those consumers one transaction at a time, or at the account level.

          That whole global opportunity we haven't even touched on, other than the transfer business around the world. So long runway - after we get the 500,000 locations, after we have every money transfer there is in the world that we can get our hands on, we'll put more some products out around the marketplace. Experience tells us the brand on certain products--mainly prepaid products--means a lot.

     D. Banks: I think we have one up front. Adam, here.

     Adam Frisch: Hi. Adam Frisch from UBS. Charlie, you made a pretty clear case that the market was kind of ripe for a new payment system. If anyone can do it, I guess it's you guys, based on your scale. You still seem a little far ways away from repeating what Visa or Master Card has on a global basis. Can you discuss if your plan for an alternative payment system are geared more toward the US, or if you are going global?

          Then on a related note, if you could give us the status of the lawsuit for Visa against First Data Net and the counter lawsuit? Where are we in the process? When can we expect resolution on that?

     C Fote: From the payment-systems standpoint, we're not going to let go of what we have. That's for sure. It's going to take a long time to get to a new payment system. Even as one part of the world changes overnight, other parts of the world will take 30-40 years. The implication isn't that everything we have is no good and we're going forward; we're going to be critical in that paradigm. We have a distribution network of 3.1 million merchants. We have 200 million credit card accounts running on VisionPLUS. We have 340 million accounts going to 340 million accounts in the US. We certainly have a distribution-based effect and lead changes in the payment system.

          When you start thinking about debit, maybe some of you know there's a method to our madness. When you start thinking about debit, every merchant in the world is an acquirer. Just by accident. If you think it all the way through to its lowest level, the technology is about the credit card business and the debit card business as it exists today. In the very old days, and that wasn't too long ago when you think about years, you embossed a card, you gave it to a merchant, they'd swipe it on one of those old [inaudible] machines, and they'd mail the sales ticket into the bank, put money into their checking account, someone keyed in the data and the transaction ended up on a bill in effect, as a receivable basically.

          Today, what's happened over time with that product, is we've taken that data capture and moved it all the way out to the point-of-sale. We've put mag strips and chips on cards and we've eliminated tremendous amounts of cost out of the system. The accuracy of the read now, as the transaction, is as good as the merchant is honest. Right? Everything is standard. [inaudible]. So you have a very low-cost payment system.

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          Now you drive your expenses into fraud control. Is a merchant conspiring to do bad transactions with cardholders? Is the mag strip made up? Is the chip card phony? Is counterfeiting going on? You've taken costs and changed the whole cost structure. Now as more and more payments occur, using touch-tone phones, using cellular phones, using fingerprints, using biometrics and so on--the whole registration process is going to change to validate who you are. Then the cost per transaction is going to go down. We are involved in that.

          That doesn't mean tomorrow we're not going to emboss a card and use cellular phones at the point of sale. What it does mean, though, is that somebody's going to get out ahead of it, and we think we're the ones to do it.

     A Frisch: Comment on the FDC Net?

     C Fote: The FDC Net? You won't see anything happen there for five or six year's I'd suspect. So, if it happens, the more debit transactions you have...I'll just give this group of stats. When you go to a city or a network in the United States, only because I'm not familiar with the debit network outside of the United States, although the banks outside of the United States do immediate exchange. They do bank-to-bank cross exchanges on a lot more frequent basis than they do in the US. When you go into a city in the United States, over 90% sometimes 96% of the transactions are regional. In the US, you've got a phenomenon called, "national credit card issuers that use regional merchants." When they aren't on the payment system, they were very, this is kind of an oxymoron because you'll see what's going to happen to this over time. They were national issuers, going to retail merchants. That's the way it works in the credit card business.

          Initially, when the associations were started, there were banks getting together like when you come here, you have countries that are really local associations. In the US, you had Atlanta, GA who had merchants and cardholders, and the same bank would sign up merchants and cardholders.

          Then you go to New York and you go to New Jersey. You ended up with national associations like Eastern States Bankcard Association, New England Bankcard Association, Western States Bankcard Association and so on. Over time, the banks became national issuers. The national issuers established their own sets of rules and regs, saying, "We'll have discount rates on factoring rates for receivables on a national basis, where the issuer sets the rate for all merchants in the country."

          On that, two things have happened. One, the associations for the efficiency of processing aren't required [inaudible] which was good for us for several years, because we bought most of them. The second issue is, the merchant business was one that the banks cashed in on in the US. That's where they sold for 100% and they established the alliance relationship later, because the banks for sure liked the checking accounts.

          In the debit card world, it's a whole different story. In the debit card world, 96% of the transactions are regional based. So 96% of the time, when you use your debit card in a network, it stays in that network. In other words, it goes to a merchant in that network that has the global brand on it, like the NYCE brand. It also goes to a cardholder in that

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          network that has the NYCE brand on their card. So the NYCE brand is on merchants' storefronts and on the back of the cards.

          Those transactions are very concentrated. You need local exchange. That's how you improve your efficiency. International or national networks move transactions around the world,makes absolutely no sense. You'll see more and more local networks popping up. The debit card issuers today are doing that within themselves. They go from one NYCE bank to another NYCE bank, for example--and only when it's out-of-area do you need to send it to another checking account bank.

          If I'm over here using my NYCE card and it's going to be .0004% on my checking account activity or my deposit account activity, it will be on my NYCE card from Europe. It's just a different payment structure.

          I think that with our distribution network as big as it is, we should be part of that payment channel.

     Adam Frisch: Last question on the merchant side. You mentioned transaction growth is still strong--around the 25% range. What's happening there with the margins? Are you seeing pressure because of pricing, increased costs or anything like that?

     C Fote: Scott, I'll comment on some of the costs. You might want to comment on some of the pricing issues.

     S Betts: We're continuing to stay right in the range we have been. We've talked about this over the last couple of times we've been together, we've seen about 3-5% price compression--probably at the lower end of that, so far this year.

     C Fote: I think we've seen some downtick in margins over the quarter. We're really investing in that business. So when you see this, we should have explained this earlier to you. Don't forget, when you see any margin change in those businesses...First Data International is being carried by the product offerings of the other segments. We do not have a First Data International segment.

          When you see new business coming on that's a push, it's not, it's a little accretive, it's not 20% accretive, but when you see business coming on that's a push--remember the other businesses that are in the segment. The Card segment, the Merchant segment, and IPS segment. The card example, those businesses, those new development costs are being carried by the segments in which they're reported. That's why you'll sometimes say, "What's happening to the merchant volume or margin?" That's part of it. The other part of it is that we're heavily investing in the merchant business, on the exception processing side. Then when you have a complaint on your cardholder statement, you can key it in on your home PC and communicate with your issuer from your home PC to get your account credited, settle the dispute, and charge the merchant with one transaction.

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

          A charge back on average, with exception, is about $115. Anyway we get into a $113 cost and get paid for it is certainly something we want to do. We're doing some investing, there. I'll tell you the segments are supporting the individual products.

          For example, Pam's whole business. Any time she does something new that's non-dilutive or a little accretive, the margin will get pulled down into the segment reporting. That has nothing to do with and is not indicative of the business really.

     Speaker: Yes, John. I think we had a question.

     John [Mathis]: John [Mathis], Goldman Sachs. Charlie, first, thanks for finding a place outside of New York that at least has some sunshine. Surprising that it's London.

     Audience: [laughter]

     John Mathis: You didn't touch on the card-issuing business-the outsourcing services and how it's tracking this quarter. Can you touch on that?

     C Fote: Yes; I'm sorry. It looks like it has revenue growth because postage is in the number. Call it flat maybe a little down. Maybe a little up--we'll see how the rest of the quarter goes. That business, I'm focusing on getting...I'm running that thing, so that's part of the problem.

     Audience: [laughter]

     C Fote: We have 90 million accounts, we're tracking those every morning.
          You saw the GE deal last week. That starts the first account conversion of GE. Remember, we haven't converted the GE accounts that Wal-Mart and J C Penney have. We have some good things going there. I'm telling you its a couple of years your not going to see it be a big plus or minus in anything we're doing from a financial standpoint.

     J Mathis: Pam, if I could direct a question to you. How has your strategy changed over the last year? What have you learned about the international and European marketplace? How have you adjusted things? Attached to that question, what would be the inflection points around either a new outsourcing pipeline or new acquisition opportunities? For example, if the banks and consortiums were looking to monetize their processing assets?

     P Patsley: I guess our strategy really changed when we formed First Data
          International. So I would say it's just really now been in place not quite a year. When I met with you last year, I think I'd had this position about three or four weeks. Over the summer, we really worked hard to do the reorganization and put together the strategy.

          I think one of the single-most important things we did was to consolidate all of our product offerings. I know you've heard First Data talk about the one briefcase approach,

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          and putting things together. Quite simply, we needed to do that just within the card and merchant business and the software sales. Since that was put in place and finessed over the several months--last summer I wouldn't say there's been a change.

          I think what we are seeing is there are cultural differences that I personally have come to understand and appreciate as it relates to decision-making and things like that. I think clearly acquisitions will continue to play a very significant part of our growth, going forward, as Charlie mentioned and I mentioned, as well.

          I feel very good about the strategy. It's a little different region-to-region, because the markets are different. With regard to the second part of your question, what's kind of that inflection point, if you will, for new outsourcing opportunities or pipeline or acquisitions? Let me see if I understand that correctly, what you're trying to get at.

          I think there are a lot of things in the marketplace - there are external factors and internal efficiency issues and differentiation issues that will cause people to look for alternatives. Our primary objective, is particularly in markets where we have solutions today or near-ready to, we want to be there at all of those opportunities, and talking with those kinds of players.

          I'm not sure - did that get at what you were looking at?

     John Mathis: You made the point. Like you said--that acquisitions are such an important part and the way the international market seems to be structured is banks control the processing assets. It looks like the U.S. did some years ago.

     P Patsley: Correct.

     John Mathis: What makes them want to all of a sudden partner or to sell those assets?

     P Patsley: I think it's not much different at all than what made the U.S.
          banks re-look at that. It was again a focus and a specialization. You know our depth of knowledge as these markets move from being simple products like deferred debit or direct debit to more complex products, incorporating [inaudible] 2005 and looking at investments, upgrades and remediate systems to accommodate those changes that are regulated. Are all going to be things that play on that.

          I think pressure on earnings. It's those sorts of dynamics that I see as really the same. On the merchant side, where we can go in and help show our experience in running a sales force. And helping a bank aggressively grow that business for what it is. That's what sets us apart and causes them to rethink keeping everything in-house, or with a regional processor that they may have a part-ownership in.

     C Fote: I think you'll see competitors sharing information on the fly that they never talked about sharing, before. Think about transactions that move so they can be recaptured and show

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          up at the other end. If a merchant takes a card, they do their thing.
          This bank pays that merchant. Sometimes it goes to the same bank, and sometimes it goes to another bank in their area. When it goes to another bank in their area, they've got to recapture the transaction, double costs, and if they don't want any of the data to move around, I think you'll have standards and record formats that say, "touch it once," and let's get it out of here. Settle it quickly. Canada does a lot of that. They have a pretty good system from a [inaudible] standpoint and from an exposure standpoint when it comes to fraud, called Interact. So, it's not in many banks in Canada, but it's for sure that the system from a technology standpoint works.

     Speaker: Go ahead, Jim.

     James F Kissane: Jim Bear Stearns. Pam, just following up on that, what's your sense of the internal growth out of international? Do you have a multi-product or multi-platform strategy? How do you go to market there? Does it make sense to consolidate at some point?

          And a question for Charlie. So many U.S.-based services companies have tried to crack the international market, including ADP and DST. Very few have been successful. Why is First Data going to be different?

     C Fote: Thanks.

     P Patsley: Do you want to go first? Okay. Internal growth...we don't break all this out. You could look at the near plus-or-minus a little bit here and there each year around the 40% that we are targeting in revenue growth to get to our objectives that we've set out there. The larger part of that will come from acquisitions. I'll just leave it at that.

          On the platform question and the fact that we have multiple platforms today, let me first answer one part of the question - How do we know what to sell, or how do we come to that decision? The fact, again, that we have put that all together under a common structure -common sales force makes that decision very easy. The same sales person is going to get compensated for getting the sale done. Which means they're going to pick the right solution, as opposed to getting just that one product sold that they previously were compensated on, which may have been competing with really the right solution still within First Data.

          The notion of, "Is it good that we have multiple platforms?" Do we ever envision that those should consolidate? A little bit of that is how we've grown, how we've grown up, and functionality. I think for the near term and the immediate years ahead, you won't see us doing any big major consolidation of those platforms.

          They're really very discreet in the market space served. I would say EMEA is the only place where there's really any kind of competing processing platforms. That's because Equation is already up-and-running. It's so entrenched and so accepted. It has great performance here in the UK and in Germany, today. So we will look to what is the best alternative, based on functionality and cost.

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          As we go to new markets, VisionPLUS is our global platform if you will, for issuing. OmniPay is primarily our global platform for acquiring. Though there will be times, particularly in the Caribbean and Mexico, where we have the advantage of using the U.S. platform. We will continue to always make the best choice.

     C Fote: It depends on the application, too. In the private-label business, you might see one platform over another versus a bankcard customer. You have different settlements. You get [inaudible]. Which means you take three types of cards, ten types of card and when you can go around the world you'll find that a lot of retailers have multiple terminals. Japan's like that. You have ten terminals for ten different issuers. Sometimes you have two terminals for Visa issuers on different banks. Whatever the best solution is for some of those countries is what we'll deliver as the endpoint.

          On the second part of the question, "What makes you think you'll be successful this time around?" You can put us on that list too, by the way. It's 160 million in Hong Kong and the credit bureau business and some other things we did weren't real smart. This time around, it's small [inaudible].

          By the way, that was very polite not to use us in the question. In the Shanghai data center, it costs us about $65,000 a month for [inaudible]. It's not $160 million to get in there. We have the VisionPLUS software that came with the purchase. That whole company cost us less than $140 million--the whole company. We spent more than that just on the Hong Kong disaster.

          I think we're just doing it smarter. Some of us have been here before, and we're not going to lose this game twice. We're staying real focus on what's going on around the world. Technology says that this is an international buy-and-sell kind of company. It should handle buy-and-sell around the world. The Internet allows that to happen. We stepped out a little [inaudible] and said, "We have to play in those markets and come back with serious solutions that will help us," in this paradigm that we talked about earlier, and that I tried to communicate earlier.

          I don't have the exact answers, but I know this--we're focusing on it every morning on the 6:30 phone calls. We just don't let analysts in on that call.

     Audience: [laughter]

     Speaker: We've got some calls on the line. We have Pat Burton.

     Patrick M. Burton, CFA: Good morning or good afternoon over there. My question relates to the Dynamic Currency Conversion product, and it's for Pam. With the lawsuits that the associations have been hit with over their foreign currency exchange--is this product getting promoted more now at the point-of-sale? Then I have a follow-up question.

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

     P Patsley: I think the main thing, Pat, about DCC is that it's very transparent to the consumer at the point-of-sale. There can be no question in the consumer's mind as to what they're paying. They can select to change it to their home currency or to the local currency of where they're shopping. It is a product that we're aggressively using to get in front of banks and acquirers and processors, to find some way to get the door opened and show a differentiation for ourselves. And as I said it turn, to allow them to differentiate in the marketplace.

     P Burton: The follow-up question relates to the Western Union International agent base. How are you finding the potential to cross-sell the rest of First Data services? Particularly, on the merchant side? I know you had the Grace Kennedy announcement last year, but it seems we haven't seen too many since then. Could you give us an update there, please? Thanks.

     S Betts: Actually, we've got a number of initiatives underway right now. I guess several of them I really don't think have been worthy of major announcements, but it really is setting business models in place. I think the big announcement is when we get those ready-to-go and roll them out regionally or into multi-countries. Anything else, Pat?

     P Burton: So we should expect some announcements on that front over the next 12 months?

     S Betts: I would say so, for sure.

     P Burton: Thank you very much.

     C Fote: Just a couple follow-ups. First thing, you'll probably see DCC in the largest market in the U.S.--being Las Vegas--to handle all the consumers that go to Las Vegas for gambling. Then they can pick-and-choose the currency that they're putting on their cards, for their meals and hotel statements. More important than that, Western Union has been in the DCC business for years. The point-of-sale system is run at the agent location--not at the merchant point-of-sale location, like it is with merchants in the credit card business.

          From an experience standpoint and the management of the cash and the currency conversions and the hedgings that we do on the currencies around the world--we've been doing that for years. This is a concise product that sits on a point-of-sale and a very small footprint that accommodates the bulk of merchants and cardholders. At the end of the day, the cardholder is getting the benefit, here.

     Speaker: I think we've got another caller. Dirk Godsey?

     Dirk Godsey: Yes. Good afternoon. Just a quick question for you, Charlie, related to the Visa merchant settlement. A couple of the reactions we've seen in the marketplace, from at least one bank, turning off their PIN option on their card. There's also been some discussion about various banks moving more towards Visa. There have even been some discussions of interlink only-type strategies. I wonder if you view these as kind of one-off events, or do you see a trend emerging, here?

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

     C Fote: I saw the letter that the bank sent out to turn off the PIN debit.
          It was kind of like this--"We're not going to let you use your card at merchants." That was a checking account mailing in the U.S. for this bank. I don't know if it was a statement itself or a message on the statement that said, "Your PIN card will no longer be good at retailers. It will only be good at ATMs."

          If you want a PIN card, the implication is that you'll have to do offline PIN only, at merchants. The interchange rate to the issuer would maintain its strength, at least from a volume standpoint. There would be more transactions at the higher rate.

          Then when you used your card, the bank just wanted to remind you--although it was your money you were trying to use--a letter when out after the checking account mailing that said, "I told you not to use your money. So, if you want to have an account, please reapply and we'll give you a PIN-based account." That's kind of what happened, there. I don't think you'll see a trend, there. I think that was one bank's reaction.

          Now there are some banks in country, the U.S., for example, that said, "This is going to cost me $25-30 million in interchange fees, and we'd like systems or a method of getting some of that consumer's money back." That's as deep as it goes. In fact, the settlement that you referred to, I think I still have drafts. I don't think those were signed, yet.

     [David Banks]: They weren't signed, for sure. I don't know [inaudible]

     C Fote: The drafts had Favorite Nations clauses in them. It was thought that one of the associations got a better deal than the other associations. It worked out that whatever one got, if it was better than what the other one got in the negotiations, the other one got that same deal. It sounds to me like there's no trend going on, yet. People and the issuers are trying to sort out what they're going to do, going forward.

          Look at the American Express model, for a moment. They have a whole assortment of cards. There's the green card, which they call the personal card. They have gold and platinum. They have black, blue, and a [inaudible] card. They have a contract or a relationship with the user or consumer, based on the plastic that the consumer wants. The green card is a personal card. That might cost you $10 a year, if we want to be dramatic, here. For that, you get two miles on your loyalty program with American Express every time you use your green card for $1. If you have a gold card, you pay $200 a year for it. You might get 20 miles for every time you charge $1. That type of relationship has nothing to do with the merchant.

          The merchant takes all the American Express tickets at the end of the night, with some exceptions, based on the average ticket. They put them in an electronic [inaudible] and says, "My discount rate is X." In the case of the bankcard, they all look the same, but you pay different amounts. That was really the issue.

          I think over time you'll see a different relationship between the issuer and the consumer in the bankcard world than you do, today.

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     P Burton: Thanks, Charlie. Just a follow-up on this 1/3 of revenue by 2007 target. Would you expect that the primary contributor to that or probably even more than half of that growth would come through the Western Union Franchise? Or do you expect an equal contribution from the card issuer services business and the merchant services businesses?

     C Fote: I'll roughly say it will be 60%, plus-or-minus, coming from Western
          Union. That will be mainly what I'll call internal growth. Sales and knocking on doors. Putting merchants on and doing advertising and getting transaction volume. Christina--is that about right, would you say?

     C Gold: Yes.

     C Fote: Then Pam's business will be 40% of the total. That will come from knocking on doors, and so on. I'll tell you that more than half of that will come from acquisitions. We want to sell at the presence. Those acquisitions will have to fit into the core competencies of what we do best, or we're going to pass on them.

     Speaker: Craig, I think you've got a mike.

     Craig A Peckham, CFA: Craig Peckham with Jefferies. A question on the domestic side. There was a question earlier about what the banks' reaction has been to the settlement, as well as the Concord merger. Charlie, what are you hearing from the merchant customers and their perspectives here on the combined companies?

     C Fote: The merchants? It depends on the size of the merchant. We know that some have been contacted that are customers. They're going to respond as they see fit to respond to this pending deal. There's been no decision on ramming networks together. There's been no decision on keeping networks apart. No one's asked us to divest of anything or to change ownership percentage or anything like that. We'll just leave it where it is until we see it rolled out in the next few days and over the next couple of months.

     C Peckham: One follow-up. With respect to international card processing, has there been any change in tone over the last few months or quarters regarding increased prospects for getting more outsourcing business and moving off of software modules, etc. How much of that's related to underlying economic fundamentals that have had these card issuers offshore?

     P Patsley: I assume when you say getting in getting off of software modules, you're specifically referring to where we have VisionPLUS customers running our software in-house. I would say we have made a very concerted effort last year to accelerate those kinds of conversations. There are a number of activities. One other place is Shanghai data center. It is up and running, and as I mentioned, we're keeping our fingers crossed. We may have a contract soon with the First Asian Bank to run on that data center. In pockets around the world, Brazil where we have just such a large concentration of customers using that platform. Chile, Central America--a number of conversations--looking to

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

          partner as I mentioned in many cases or to acquire into maybe it's a processor that's running that platform, and running our software today.

     C Fote: When you get global, we're taking opportunities internally with some of our data centers around the world. We have small data centers in Ireland. We have [inaudible] in Ireland that we're running T1 platforms on. We can run merchant platforms in those data centers. There's a lot of opportunity for us to be doing stuff around the world in a service bureau mode, using the infrastructure we already have in place. That just supports no big Hong Kong move that will drive everyone nuts, and so on.

     P Patsley: I mentioned Shanghai. Another one that I think is a huge success is WestPac Banking Corporation. A ten-year contract and again using VisionPLUS, but more in an outsourcing model. That's for Card and Merchant, there in Australia.

     Speaker: I think we've got a couple more on the phone. Let's go to John
          Kraft. John, are you still there?

     John Kraft: Yes, I'm here. Good afternoon. Just a question about the B2B payment space with the Velosant name change and all the recent press. It appears that there's sort of an increasing focus on this space. What response are you seeing in the U.S., maybe relative to what BillingZone saw with the old owners? And maybe what is the potential internationally? Thanks.

     C Fote: We have Garen here--Garen, nod your head from the audience so I'm giving the right story, because we've got to live with it after I say it.

          We just had a conference out in eONE headquarters with a series of different constituencies from the B2B world. Although most B2B deals have suffered, we got pretty deep on the data-gathering, here. The world has taken on B2B as a viable approach for payment movement, in the invoice-presentation of payment movement.

          I wish I had the stats with me. If everyone said three years ago, "It's going to be 60% of all payments by 2004." Directionally, it's going to be about 19% or something. It's not from a dollar standpoint. So it's moving, it's just not moving along the original draft. Garen, is that kind of directionally what's happening? Okay.

          That's what's happening in B2B. As it relates to international payments, I'm going to tell you that if it's at First Data and we adopt B2B, we're going to use it around the world. There are no boundaries when it comes to paying your bills. You take 40% of our company and we'll grow at 13% a year through 2007 or 14% a year through 2007. David, isn't the number like $17 billion?

     David Banks: Yes.

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

     C Fote: $16.9 if I remember so it's $17 billion at 14% growth; right? So our expenses, if we run a 20% margin would be--I can figure this out; I know I can do this on the fly--about $13.5 or $14 billion. We pay $14 billion worth of bills through B2B system, so we wouldn't pay $8 billion and $6 billion. Because if you run two systems over time with two infrastructures, you're not going to get the expense savings you counted on to begin with--or the inventory control, betterments--or whatever comes with B2B. I would tell you once the company's in it, they're in it globally. It's not just a localized system.

     D. Banks: I think we've got Greg Smith on the line. Greg?

     Gregory Smith: Yes; hi. Good afternoon. Charlie, you gave an update on the card issuance processing business, but you didn't talk about any of the kind of new outsourcing opportunities. You said before that you had some deals that looked like they were getting past the 50-yard line. Any update we can get, there?

     C Fote: We have statement processing deals that we're converting. I don't want to talk about individual customer contracts, but I will tell you that we have very significant opportunities in the private-label business, including all private-label customers as it relates to leveraging up our fixed expense. We'll take advantage of centers around the world that we haven't been able to take advantage of, before, now that we have this GE contract firmed up. So that's an example of doing more than just receivable processing.

     G Smith: Then one last question. It looks like American Express may have the opportunity to partner banks, pending some litigation, here. I'm just wondering what opportunities or challenges that may pose on the card-issuance processing side for First Data.

     C Fote: I think it's an opportunity. There's always challenges. I think it's an opportunity. We used to do this 20 years ago, 15 years ago with American Express. This is another oxymoron of what's coming out of the industry, today. Banks used to issue the American Express revolving credit card. The gold card, years ago, which had revolving features on them, were issued by banks. You would get your green card bill, but it was a gold card. The gold card revolving credit line was supported by banks. When you got your bill, you'd say, "I want to revolve X percent of my balance or my entire balance." You would sign a draft, that would go to the bank, and you would get issued a loan from the bank on a revolving basis for the revolving part of your American Express account.

          So gold cards used to have American Express on them as you see them today. But instead of Centurion Bank, which is the bank that American Express owns, who issues the cards. They would be issued by a bank, a bank's name would be on those cards the credit was the bank's credit.

          We used to do processing for those revolving accounts for some of the banks that issued the cards. So the opportunity, I suspect, is that when you have a bank card and you have an American Express card, if that comes to pass, we'll be aggressive in a sales effort to say to our bank customers with American Express, "You would like to have one customer service department. You would probably want one interface with the dispute systems" and so on. So it makes sense to load those accounts up in our systems. Time will tell how successful we'll be, if this comes down.

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

     G Smith: Okay. Thanks a lot.

     D. Banks: Bill.

     Bill Cross: Bill Cross, Eaton Vance. Given the importance of debit in most international markets, and given Concord's expertise in debit admittedly really within the confines of the US, is there anything in terms of technology or processing expertise or approaches to marketing or anything else that Concord can offer the international card team? If so, what is it?

     C Fote: Don't forget, we're strong in brand. Right? Our brand is strong.
          The Western Union brand is strong around the world. That, you've got to just put on the table. It certainly tips the scale a little bit.

          The second thing is the distribution network on the merchant side. There's nothing that says the merchant can't take everything poke-and-play. You turn on merchants around the world by saying, "The first time I see a transaction with this logo on it that I've never seen from this merchant point-of-sale device before, I'm going to turn that point-of-sale device on for all future transactions."

          We're really merchant-centric and we're really issuer-centric on this. We think it should be a free-for-all and let the guy with the best product win in the marketplace day in and day out.

          If my 96%, depending on the network, but call it north of 90, I haven't seen one less than 90, If my 90%-plus in local markets is correct, the banks are competing like sons of guns to get the deposit base. Right? The interchange, and letting money move from Point A to Point B in a very cooperative environment can only be good for everybody.

          If you can drive down costs in a utility if I may, and if you get caught very low and if you don't want to play in the network, that's okay. You might have to play in a different network. But you want those deposits. For you to attract the deposits that compete on the amount of money, you pay for a deposit. Then you can go make loans so you can make money as a bank or financial institution. I think you're going to be encouraged to go with the low-cost producer.

          From a First Data standpoint, and by the way, this includes NYCE, this includes STAR. So when I talk about networks, I'm not just talking about bankcard brands or competitor brands. I'm saying we own some brands, right? We want to compete on a low-cost basis, and let the banks go get deposits and do what they do best, and let us run a common network.

     D. Banks: Jeff, do you have another one?

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     Jeff Baker: Charlie, you gave us a slide that had Starbucks and Borders, and there was no Visa or MasterCard Logo on there. It essentially implied to me a potential beginning of perhaps a merchant network. If that is the case, can you give us the overall benefit to a bank that's willing to forego their interchange to enable something like that to happen? What are the opportunities for First Data in that situation?

     C Fote: Let me stay away from the, "Forego the interchange." No matter if it has a logo on it or not, the loyalty cards being good at multiple merchants is a good thing, if you want to play that game. Now you take regional debit networks, and you use your card at a lumber yard and a grocery store. In your local club, you don't have to let in the competitors, all lumberyards in that area. I think you'll see local clubs have loyalties. There'll be local clubs coming up in regional areas, and it might even get down to shopping center levels. It would be very seldom in my example that you'd see two lumber yards in the same shopping center. There is cooperation on loyalty points, so they could keep you coming back to the same location. You'd keep walking through the same mall and that's creating foot traffic for the mall that will keep you buying at that mall. So, I think you'll see a lot of opportunities. I don't think you'll see Starbucks and Dunkin Donuts get together, but you'll get Starbucks and Home Depot. That'd be kind of an example.

     Speaker: Greg Gieber.

     Gregory E. Gieber: Gregory E. Gieber from A G Edwards. Two questions for
          Pam, and then a few for Bill. First, can you talk about as you move into Europe, you can here a year ago. What did you see in the way of competitive structure for other processors, as pieces coming over here? What are companies like [inaudible] and EDS doing in the way of seeking out processing accounts?

          Then could you also comment on Eastern Europe? I don't think you said much about that in your remarks. Is the financial structure there such that you can move forward into Eastern Europe? Are there things there that you could acquire there?

     P Patsley: I'll take the last part first, because it's a shorter answer.
          While I didn't mention it, I think I might have said, "Poland," somewhere along the way. We have a number of discussions underway in looking at Eastern Europe. Several of those are in conjunction or emanated from our Western Union agents, there. Again, it's not as mature. So the opportunity for growth and as the processors and banks are looking for solutions as they get more aggressive in the issuance business. We think there is a good opportunity for us. VisionPLUS would most definitely be the software we're looking at there.

          There have been a couple of acquisitions that have come, and then been pulled back, and different things so we are there and know of them. We very much would like to have a presence in Eastern Europe, and we see that as a growth opportunity.

          The first part of your question, with regard to competition, who are we seeing--I took it that you meant not just EMEA, but around the world?

     G Gieber: Mostly in Europe, but also around the world. But Europe is my primary interest.


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

     P Patsley: In EMEA, Total Systems does, I think you mentioned them, have some presence here today. I guess the best way to describe it is, and I certainly don't want to come across as arrogant or overly-confident, but it is more "spotty" competition, and it's not always the same folks around, even within that region. Everyone has a little different approach to the market, in terms of what they're willing to do and how they're willing to structure a transaction.

          Probably there aren't many if any. I can think of probably just one of the regional in-country processors that has made any forays into going outside their country. Otherwise, they kind of stay within the country-of-origin, if you will.

          Around the world, again, I think I alluded to this. This is where First Data is in a very unique position. The presence through the VisionPLUS software distribution around the world, our presence with Western Union, our knowledge of local markets, activity and substantial operations in different parts of the world, already. There really isn't any one other competitor--particularly not in the list you named--that is approaching all the different markets, that we can see consistently each place that we are.

     C Fote: We're facing competition throughout the world [inaudible].

     P Patsley: It's different.

     C Fote: Yes. We're not the only player out there, as you know. When we thought we were, we lost the biggest account we ever had outside the US. So for sure, there's competition.

     G. Geiber: I have a question for Bill. If you had to break down your number of Western Union Agents instead of doing it on a US versus foreign, is there any way you could break it down into those agents that are primarily handling outbound movement versus those handling inbound? What's the sort of split is like, and how are you growing it?

     B Thomas: In terms of total numbers, I'd say the US, which is in the range of 50,000, is primarily domestic and outbound. Western Europe, I want to say, is probably in the range of 85% outbound. The number of agents in Western Europe now is in the probably 20,000-25,000 range. I might be a little conservative there, but those are the approximate numbers.

     C: I can give you a little, Christina I don't know if you have it off the top of your head so if my range is too [inaudible] tell me on that. I think Western Europe outbound went by or is close to US outbound from a revenue standpoint. Not quite as many transactions, because we have a little more flexibility in Europe than we do in the US. Isn't that right? I think western Europe outbound is close to the US outbound as gone by from a revenue standpoint.

          I think we were anticipating November of last year for that to occur. If I had the stats in front of me, I'd give you the numbers.

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     G Gieber: Just one final question on Western Union. If you go to a country like India or China, is there much intra-country money transfer, or is it all international? Do you see any potential for intra-country transfers in, say China?

     B Thomas: I'll tell you a story on one of our first trip into China, about a year and a half, two years ago, now. We were making our pitch to the China Post, at the time. We were bragging, saying, "We're doing 90 million transactions around the world." These guys looked at each other and said, "Well, we're doing 220 million intra." So there's a huge market, there. Again, it's a very different price model and structure. It's not something that's on my priority list, today--maybe in the future. We are in discussions with a couple of our partners in India, to look at the possibility of doing domestic transactions.

     D. Banks: We'll take two more. One right here.

     Steve Wharton: Yes. Steve Wharton, Loomis Sayles. I just wanted to ask
          Charlie mainly about what looks to be the fairly imminent passage of the Check 21 Act--the Check truncation, and what effect that may or may not have on debit growth, going forward in the US?

          Separately, the potential use of other technologies--like say jet conversion by large retailers at the point-of-sale to try to use the ACH network, and bypass interchange-oriented payment devices all together?

     C Fote: I'll comment. I'll take them in order. The first one is Check 21;
          we're all over it. I don't think financial institutions should all be buying the gear to do check truncation with imaging and all the banks being inefficient at it. As soon as you don't have it full and have a little capacity to handle your big day, then every one has extra capacity for the big day's volume. Then you end up very inefficient.

          Some of the manufacturers in software and system providers in that business are trying to reach out into the outsourcing business, for check capture and check processing. We've been doing it for years. We'll compete as hard as we can and we'll stay on top of that business.

          Today, check truncation can be done in bulk. You can do remittance check truncation, you can pick a checking account in the US and say, "I'm going to pay $5 to get my checks back and $2 not to get my checks back." You can control that with technology today. We take it all the way to the lowest level.

          I was talking about card capture at the point-of-sale, earlier. Using a mag strip or a Smart Card, you can do that with a magnetic line, a check number, even if it's [inaudible]. You can truncate every check. You can make every merchant a check truncator if I may, by just keying in and doing a capture with a touchtone telephone, like we've done in the credit card business for years. Then you have authorizations with credit card follow-up.

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          You think of that and you think of cards-not-present in merchant business. We put fraud systems in over time to make sure that no matter where the check capture is done, we can catch the bad guy. If we can't catch the bad guy, we just don't pay anything. We can't have a system for a segment of the market, we just don't pay the merchant for his transactions until we know they're good.

          With Check 21 is going to do is allow images to move around, on top of the electronic capture. It takes a lot of room to move an image. It takes a lot of data. I don't know if it's all going to happen with the authorization, or it's going to happen with the first check capture or if it's going to happen with an imager at the point-of-sale because we have imagers at the point-of-sale today in our TeleCheck business. But to transfer every record on-the-fly in total is a challenge. I think a company like us can at least bring economies to large check processors.

          In fact, we process as many checks in Denver as some of the largest banks in New York. It just makes sense for us to move in that business. If we could truncate our own checks around the country [inaudible] in the US, which is a platform to go forward on. When you get outside the U.S., check penetration isn't as great. If we could truncate our own checks, it would be significant for First Data.

          The second part of the question.

     Steve Wharton: On the check conversion, some big retailers are trying to pursue that further.

     C Fote: I know where you're going. In electronic capture, if a merchant is paying a nickel or a dime for an online transaction, and $2 discount rate for offline debit, and the Fed and the US charges us 6/10 of a cent to do a transaction through a bank, why aren't people just using ACH transactions for settlements? You can.

          We do that in TeleCheck. We truncate transactions and send them through the ACH world. Now, when it's a verified transaction, [inaudible] not guaranteed, but we use a database. We go out there and say, "This is a good check." Then we tell the merchant it is a good check. And the merchant's of any size. Some of them will initiate ACH transactions through the Fed, through their bank and through the Fed. We don't do that. We only do them for check guarantee transactions. If it's $0.06 or if it's a dollar or a penny and they beat a deal with their local institutions to do it for $0.04, they think it's a pretty good transaction.

          Now in the truncated business where we guarantee the check. That has a discount rate that's very similar to credit card discount rates. The merchant isn't really paying 6/10 of a cent--they're paying something higher that says we guarantee the check; you'll never see a bad check come back [inaudible].

          Even though it looks like 6/10 of a cent, when you weighed it all and put it in a pile and stir it up and you'll come up with something that might be a lower discount rate--but it's not a penny. The total cost of taking a check, paper-based, is more than it looks from the bank deposit cost list.

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     D. Banks: Let's make this the last question, back here.

     Richard Thoma: Richard Thoma, ADN Conseil. Pam, you mentioned growing with acquisitions. There've been a couple articles in the centralized press in France about your acquisition of the [inaudible] Payment Systems. Could you comment on that?

     P Patsley: We don't comment on rumors. That would be my comment.

     C Fote: What comment?

     P Patsley: I didn't hear a comment. Did you comment? I didn't.

     C Fote: I know that hit the press somewhere--some local press. It didn't hit back in the US, but we don't comment on rumors. Are we ready to wrap up?

     D. Banks: Okay, let's.

     C Fote: I just want to say to everyone, listen, thanks. For you to come over, just makes us feel good on its own. Thanks for spending the time. The team around the world is doing great. The team in the US is doing great. I know a lot of you have been long-term owners, and for sure, we appreciate it. Thanks for having us here. We enjoyed it.

     Audience: [applause]

     D. Banks: The Dynamic Currency Converter demo will start in just a couple of minutes. If anybody is interested in staying, they can hear that.

     Audience: [applause]

     [Music]

     [End of conference]


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